                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 13E-4/A
                         ISSUER TENDER OFFER STATEMENT
     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                       AMENDMENT NO. 1 (FINAL AMENDMENT)
                              CASTLE & COOKE, INC.
                                (Name of Issuer)

                              CASTLE & COOKE, INC.
                      (Name of Person(s) Filing Statement)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                  14843310 10
                     (CUSIP number of class of securities)
                             KEVIN R. SHANEY, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                              CASTLE & COOKE, INC.
                            10900 WILSHIRE BOULEVARD
                         LOS ANGELES, CALIFORNIA 90024
                                 (310) 208-3636
          (Name, Address and Telephone Number of Person Authorized to
  Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                    COPY TO:
                            CHARLES F. NIEMETH, ESQ.
                             O'MELVENY & MYERS LLP
                              153 EAST 53RD STREET
                         NEW YORK, NEW YORK 10022-4611
                                 (212) 326-2085
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    Castle & Cooke, Inc. a Hawaii corporation (the "Company"), hereby amends its
Issuer Tender Offer Statement on Schedule 13E-4 (the "Schedule 13E-4") filed with the Securities and Exchange Commission on May 15, 1998, with respect to its offer to purchase for cash up to 3,000,000 shares of its common stock, no par value (the "Shares") at prices, net to the seller in cash, not greater than $19.50 nor less than $17.75 per Share, specified by stockholders, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 15, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"). Capitalized terms used in this Amendment No. 1 without definition have the meanings assigned to them by the Schedule 13E-4.

ITEM 8.  ADDITIONAL INFORMATION.

    The response to Item 8(e) of the Schedule 13E-4 is hereby supplemented and amended as follows:

    At 12:00 midnight, New York City time, on June 19, 1998 (the "Expiration Date"), the Offer expired. In accordance with the Offer, the Company accepted for purchase, without proration, 3,015,764 Shares, which were all Shares validly tendered at or below $19.25 per Share (the "Purchase Price") and not withdrawn.

    Copies of the Company's news release dated June 22, 1998 announcing the preliminary results of the Offer, and its news release dated June 30, 1998 announcing the final results of the Offer are attached hereto as Exhibits
(a)(10) and (a)(11), respectively, and are incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

    The response to Item 9 of the Schedule 13E-4 is hereby supplemented and amended as follows:

    (a)(10)  News Release issued by the Company on June 22, 1998.

    (a)(11)  News Release issued by the Company on June 30, 1998.
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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                CASTLE & COOKE, INC.

                                By:             /s/ KEVIN R. SHANEY
                                     -----------------------------------------
                                                  Kevin R. Shaney
                                                   VICE PRESIDENT

June 30, 1998
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                                 EXHIBIT INDEX

 EXHIBIT
   NO.     DESCRIPTION
---------  --------------------------------------------------------------------------------------------------------
(a)(10)    News Release issued by the Company on June 22, 1998.
(a)(11)    News Release issued by the Company on June 30, 1998.